Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement on Form F-10 (No. 333-215009), as amended or supplemented, (the “Registration Statement”) and to the use of our report dated April 20, 2017 relating to the consolidated financial statements of Mariana Resources Limited appearing or incorporated by reference in this Report on Form 6-K of Sandstorm Gold. We also consent to being named in the Registration Statement.

/s/ Grant Thornton Limited

Chartered Accountants

St. Heiler, Jersey, Channel Islands

September 21, 2017